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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3


                              (DATED MAY 29, 1997)


                                       TO
                                SCHEDULE 13E-4/A

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           GENERAL MOTORS CORPORATION
                                (Name of Issuer)

                         GENERAL MOTORS CAPITAL TRUST D
                         GENERAL MOTORS CAPITAL TRUST G
                       (Name of Person Filing Statement)

                               DEPOSITARY SHARES,
                   EACH REPRESENTING ONE-FOURTH OF A SHARE OF
                        SERIES D 7.92% PREFERENCE STOCK

                               DEPOSITARY SHARES,
                   EACH REPRESENTING ONE-FOURTH OF A SHARE OF
                        SERIES G 9.12% PREFERENCE STOCK
                         (Title of Class of Securities)

                                   370442857
                                   370442790
                     (CUSIP Number of Class of Securities)

                                 PETER R. BIBLE
                            CHIEF ACCOUNTING OFFICER
                           GENERAL MOTORS CORPORATION
                             100 RENAISSANCE CENTER
                          DETROIT, MICHIGAN 48243-7301
                                 (313) 556-5000
      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                   Copies to:

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
    MARTIN I. DARVICK, ESQ.               ROBERT S. OSBORNE, P.C.               VINCENT J. PISANO, ESQ.
  GENERAL MOTORS CORPORATION                 KIRKLAND & ELLIS                SKADDEN, ARPS, SLATE, MEAGHER
   3031 WEST GRAND BOULEVARD              200 EAST RANDOLPH DRIVE                     & FLOM LLP
    DETROIT, MI 48202-3091             CHICAGO, ILLINOIS 60601-6636                919 THIRD AVENUE
                                                                                  NEW YORK, NY 10022
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                     -------------------------------------

                                            , 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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     This Issuer Tender Offer Statement (as amended through the date hereof, the
"Statement") is being filed with the Securities and Exchange Commission (the "Commission") by General Motors Corporation, General Motors Capital Trust D and General Motors Capital Trust G in connection with the filing under the
Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-25221) (as amended through the date hereof, the "Registration Statement") regarding offers (the "Offers") to holders of Depositary Shares (the "Series D 7.92% Depositary Shares"), each representing one-fourth of a share of Series D 7.92% Preference Stock (the "Series D 7.92% Preference Stock") of General Motors Corporation ("General Motors") and Depositary Shares (the "Series G 9.12% Depositary Shares"), each representing one-fourth of a share of Series G 9.12% Preference Stock of General Motors (the
"Series G 9.12% Preference Stock"). A copy of the prospectus dated           ,
1997 (the "Prospectus") contained in the Registration Statement is incorporated herein by reference as Exhibit 9(e). Pursuant to General Instruction B to
Schedule 13E-4, certain information contained in the Prospectus is hereby incorporated by reference in answer to items of this Statement.

     References to the Prospectus are identified by the captions set forth in the Prospectus. Where substantially identical information required by Schedule 13E-4 is included under more than one caption, reference is made to only one caption of the Prospectus.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is General Motors Corporation, a Delaware corporation. The address of its principal executive office is 100 Renaissance Center, Detroit, Michigan 48243-7301.

     (b) The exact title of the classes of securities being sought are (i) Depositary Shares, each representing one-fourth of a share of Series D 7.92% Preference Stock of General Motors, and (ii) Depositary Shares, each representing one-fourth of a share of Series G 9.12% Preference Stock of General Motors. Reference is made to "Prospectus Summary" and "The Offers--Terms of the Offers" and "--Conditions to the Offers" in the Prospectus, which are incorporated herein by reference, for the amount of securities outstanding and being sought and the consideration being offered therefor. No Series D 7.92% Depositary Shares or Series G 9.12% Depositary Shares will be acquired from officers, directors or affiliates of General Motors other than pursuant to the terms of the Offers.

     (c) Reference is made to "Price Ranges of Depositary Shares" in the Prospectus, which is incorporated herein by reference.

     (d) The names of the persons filing this statement are (i) General Motors Capital Trust D (the "Series D Trust") and (ii) General Motors Capital Trust G (the "Series G Trust"), each constituting a newly organized statutory business trust organized under the laws of the State of Delaware. The Series D Trust and the Series G Trust are referred to herein collectively as the "Trusts." The address of the principal office of each of the Trusts is c/o General Motors Corporation, 100 Renaissance Center, Detroit, Michigan 48243-7301. The Trusts have been organized by General Motors for the purpose of effecting the Offers. Reference is made to "Prospectus Summary" and "The Trusts" in the Prospectus, which are incorporated herein by reference.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is made to "The Offers--Terms of the Offers," "Description of the Preferred Securities," "Description of the Preferred Securities Guarantees," "Description of the Junior Subordinated Debentures" and "Relationship Between the Preferred Securities, the Junior Subordinated Debentures and the Preferred Securities Guarantees" in the Prospectus, which are incorporated herein by reference.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is made to "The Offers--Purpose of the Offers" and "--Terms of the Offers" in the Prospectus, which are incorporated herein by reference. Depositary Shares acquired pursuant to the Offers will

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be delivered to General Motors. See "Description of the Preference Stocks and
Depositary Shares" in the Prospectus, which is incorporated herein by reference.

     (a) General Motors may acquire various General Motors securities from time to time in the future and expects to issue various General Motors securities from time to time, in each case for general or special corporate purposes.

     (b)-(d) None.

     (e) Reference is made to "Capitalization" in the Prospectus, which is incorporated herein by reference.

     (f)-(j) None.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6. PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is made to "The Offers--Exchange Agent and Information Agent," "--Dealer Manager; Soliciting Dealers" and "Fees and Expenses; Transfer Taxes" in the Prospectus, which are incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) Reference is made to "Capitalization," "Selected Consolidated Financial Data of General Motors Corporation" and "Incorporation of Certain Documents by Reference" in the Prospectus, which are incorporated herein by reference.

     (b) Reference is made to "Capitalization" in the Prospectus, which is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) None.

     (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offers other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, the Trust Indenture Act of 1939, as amended, and the requirements of state securities or "blue sky" laws.

     (c) Not applicable.

     (d) None.

     (e) None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 29, 1997


                                          General Motors Capital Trust D

                                          By:     /s/ JOHN D. FINNEGAN
                                            ------------------------------------
                                            Name: John D. Finnegan
                                            Title: Trustee

                                          General Motors Capital Trust G

                                          By:     /s/ JOHN D. FINNEGAN

                                            ------------------------------------
                                            Name: John D. Finnegan
                                            Title: Trustee
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                               INDEX TO EXHIBITS

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
   EXHIBIT
     NO.                                 DESCRIPTION
   -------                               -----------
9(a)(i)(1)       Form of Series D Letter of Transmittal (incorporated by
                 reference to Exhibit 99(a)(i) to the Registration Statement)
9(a)(i)(2)       Form of Series G Letter of Transmittal (incorporated by
                 reference to Exhibit 99(a)(ii) to the Registration
                 Statement)
9(a)(ii)(1)      Form of Series D Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b)(i) to the Registration
                 Statement)
9(a)(ii)(2)      Form of Series G Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b)(ii) to the Registration
                 Statement)
9(a)(iii)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees (incorporated by reference to
                 Exhibit 99(c) to the Registration Statement)
9(a)(iv)(1)      Form of Series D Letter to Clients (incorporated by
                 reference to Exhibit 99(d)(i) to the Registration Statement)
9(a)(iv)(2)      Form of Series G Letter to Clients (incorporated by
                 reference to Exhibit 99(d)(ii) to the Registration
                 Statement)
9(a)(v)          Form of General Motors Letter to Holders of Depositary
                 Shares (incorporated by reference to Exhibit 99(g) to the
                 Registration Statement)
9(a)(vi)         Form of Questions and Answers Regarding Preferred Securities
                 (incorporated by reference to Exhibit 99(h) to the
                 Registration Statement)
9(a)(vii)        Form of Notice of Offers to Exchange (incorporated by
                 reference to Exhibit 99(i) to the Registration Statement)
9(a)(viii)       Form of Summary Instructions for Participation in Exchange
                 Offers (incorporated by reference to Exhibit 99(j) to the
                 Registration Statement)
9(c)             Not applicable
9(d)(i)          Opinion of Robert N. Deitz, Esq., Tax Staff of General
                 Motors Corporation (incorporated by reference to Exhibit 8 to the Registration Statement)
9(d)(ii)         Opinion of Martin I. Darvick, Esq., Legal Staff of General
                 Motors Corporation (incorporated by reference to Exhibit
                 5(b) to the Registration Statement)
9(e)             Prospectus dated           , 1997 (incorporated by reference
                 to the Registration Statement)
9(f)             Not applicable
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